March 15, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Immunomedics, Inc.
Form 10-K for the year ended June 30, 2010
File No. 000-12104

Dear Mr. Rosenberg:

This letter is submitted on behalf of Immunomedics, Inc. (“Immunomedics” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated February 25, 2011 (the “Comment Letter”).

For the convenience of the Staff’s review, the portions of text of the Comment Letter have been reproduced herein with the Company’s response below each comment.

You state that you intend to recognize the cumulative effect of the correction of the error in your Form 10-Q for the fiscal 2011 third quarter. Please provide us your proposed disclosures.

The Company’s Summary of Significant Accounting Policies in Note 2 to the condensed consolidated financial statements will be revised to reflect the following:

Principles of Consolidation and Presentation - The consolidated financial statements include the accounts of Immunomedics and its majority-owned subsidiaries. Noncontrolling interests in consolidated subsidiaries in the consolidated balance sheets represent minority stockholders’ proportionate share of the equity (deficit) in such subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Securities and Exchange Commission

March 15, 2011

During the third quarter of fiscal year 2011, the Company corrected an error in its consolidated financial statements regarding the financial reporting for noncontrolling interests in its consolidated financial statements. Beginning July 1, 2009, the Company’s consolidated financial statements did not report the net loss incurred by noncontrolling interest, which should have been specifically identified in the balance sheet, statement of operations and the statement of changes in stockholders’ equity (deficit). The amounts related to errors identified in the financial reporting resulted in an immaterial understatement of net income attributable to common stockholders during the fiscal year ended June 30, 2010, and an immaterial overstatement in net loss attributable to common stockholders for the six month period ended December 31, 2010. Since the Company determined that the errors were not material to the consolidated financial statements in the periods in which they originated or the period in which they were corrected, the Company recorded the total correction of $0.1 million during the three-month period ended March 31, 2011.

Please include proposed revised disclosures of your noncontrolling interest for your balance sheet similar to your response for the statement of operations. Refer to ASC 810-10-45-16.

The consolidated balance sheet will include a caption for noncontrolling interests in the Company’s third quarter fiscal 2011 Form 10-Q filing as of March 31, 2011 and will include a caption for noncontrolling interests. Using the most recently available financial information as of December 31, 2010, the example below presents the revised balance sheet disclosure for illustrative purposes only to show how the Company will present its balance sheet in the future, since we do not believe it is necessary to restate our financial statements for this immaterial error:

Revised Presentation as of 12/31/2010
Total Liabilities	$6,308,080
Common Stock	$753,438
Capital Contributed in Excess of Par	243,913,274
Treasury Stock	(458,370)
Accumulated Deficit	(212,605,765)
Accumulated Other Comprehensive Income	664,995
Total Immunomedics, Inc. Stockholders Equity	32,267,572
Noncontrolling Interest in Subsidiary	(115,123)
Total Equity	$32,152,449

Securities and Exchange Commission

March 15, 2011

Refer to your response to comment three. Revise your presentation to clarify if true that the net income per share amount presented is in fact net income per share attributable to your stockholders.

The net loss per share amount presented is in fact net loss per share attributable to stockholders. Using information for the six months ended December 31, 2010, the example below presents the revised consolidated statement of operations for illustrative purposes only to show how the Company will reflect noncontrolling interests in our future filings.

Six-Months Ended 12/31/2010
Net (Loss)	$(9,892,915)
Less Net (Loss) Attributable to Noncontrolling Interest	(65,231)

Net (Loss) Attributable to Immunomedics, Inc. Stockholders	$(9,827,684)
Net (Loss) per share Attributable to Immunomedics, Inc. Stockholders:
Basic and Diluted	$(0.13)

Weighted Average Common Shares Outstanding:
Basic and Diluted	75,279,240

Please tell us why you present minority interest in your statement of operations for June 30, 2008 given your adoption of ASC 810-10-45 and the respective application of the presentation and disclosure requirement of this standard.

We acknowledge that we should have applied the accounting guidance of ASC 810-10-45 in our June 30, 2010 financial statements. An explanation of why we did not apply this guidance and how we believe this event impacts our reassessment of disclosure controls and internal control over financial reporting is provided in our response to the subsequent comments below. As described in this response and our letter dated February 22, 2011, we believe the impact is not material for all periods presented and we do not believe that it is necessary to restate any previously issued financial statements to correct this immaterial error. The impact of not retroactively adjusting the noncontrolling interest recorded in our consolidated June 30, 2008 statement of operations is not material since the adjustment is significantly less than 1% of total net loss for the year.

Securities and Exchange Commission

March 15, 2011

Tell us whether you have performed a re-assessment of your disclosure controls and procedures and concluded that these controls were effective at June 30, 2010 and for each of the interim periods during the 2010 and 2011 fiscal years in light of your identified errors in your presentation for the noncontrolling interest of IBC Pharmaceuticals Inc.

Tell us whether you have performed a re-assessment of your internal controls over financial reporting and concluded that these controls were effective at June 30, 2010 in light of your identified errors in your presentation for the noncontrolling interest of IBC Pharmaceuticals Inc.

We have performed a re-evaluation of our assessment of disclosure controls and procedures that were in effect at June 30, 2010 and for each of the interim periods during the 2010 and 2011 fiscal years as well as our internal controls over financial reporting at June 30, 2010 and we re-affirm our belief that we have effective disclosure controls and procedures at June 30, 2010 and for each of the interim periods during the 2010 and 2011 fiscal years and our internal controls over financial reporting are effective at June 30, 2010.

We have a process in place in which we review external sources for recently issued accounting pronouncements and review in detail those accounting pronouncements that we believe would have a reasonable possibility of having a significant impact on our financial statements. At the time, we did not perform a detailed analysis of the requirements of ASC 810-10 as it was clear to us that the effect of this new standard on our financial statements would not be material. As a result, we believe that the oversight of accounting for noncontrolling interests could not have resulted in a material adjustment if left undetected due to the insignificant amount allocated to noncontrolling interests.

Although not affecting our overall evaluation of the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, on a prospective basis, the Company has expanded its process in reviewing and evaluating the impact of current accounting pronouncements on the Company’s financial reporting disclosure requirements for all pronouncements that are issued.

We have reviewed the effect of making the adjustments to record noncontrolling interests in the Company’s financial statements for the fiscal year ended June 30, 2010 and the interim periods for the 2010 and 2011 fiscal years and have determined that the impact of the noncontrolling interest was not material to the Company and do not believe it is necessary to make any adjustments to our historical filings for these immaterial errors.

*   *   *

Securities and Exchange Commission

March 15, 2011

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions regarding the foregoing responses, please do not hesitate to call me at (973) 605-8200 x185.

Sincerely,

/s/ Gerard G. Gorman Gerard G. Gorman
Senior Vice President, Finance and Business Development and Chief Financial Officer

cc:	Andrew P. Gilbert, Esq., DLA Piper, LLP
Fax: (973) 520-2573